

March 6, 2012

VIA U.S. MAIL

Mr. Jeffrey M. Pierick
Counsel
Principal Financial Group
711 High Street
Des Moines, Iowa 503092-0300

Re: Principal Life Ins. Co. Separate Account B: Principal Lifetime Income Solutions
      Contract: N-4 Post-effective Amendment #1 (SEC Nos. 333-171650 & 811-02091)

Dear Mr. Pierick:

The Staff has reviewed the above-referenced post-effective amendment #1 to the Principal Lifetime Income Solutions ("PLIS") Contract, which the Commission received on January 11, 2011, along with post-effective amendment #19 to Registrant's Principal Investment Plus VA ("IPVA") Contract (SEC Nos. 333-116220 & 811-02091). We note that much of the current PLIS filing is substantially similar to disclosure in the IPVA contract for which the Staff provided written comments in a letter dated February 25, 2012; therefore, many of our comments on the IPVA contract also apply to this filing. Where the current PLIS contract disclosure is the same as or substantially similar to disclosure the Staff already commented on in the IPVA contract, those comments apply here as well. Please make equivalent changes to the corresponding disclosure in this filing (*e.g.*, comparable PLIS feature; narrative language; identical or parallel procedure, format presentation *etc.*). In addition to the relevant comments from our February 25, 2012, IPVA letter, please make changes to the present filing in response to the comments below. Unless otherwise stated, all Item references in this letter are to the Item numbers set forth in Form N-4, and page numbers refer to the courtesy copy of the PLIS contract provided to the staff.

1.   Cover Page.
a.   Additional Required Disclosure. Please add prominent, cover page disclosure stating that the PLIS contract includes a built-in GMWB feature and corresponding charge that cannot be removed from the contract for the first 5 years.

b.   Unavailable Investment Options. Since the contract only offers contractowners three investment options (two underlying mutual funds and one fixed account option), the statement that "some of the investment options may not be available in all states or through all brokers" is extremely significant but inadequate. Please supplement the disclosure so the cover page clearly identifies each investment option and the specific limitations on its availability by state and broker as applicable. Alternatively, remove the reference if it does not apply.

c.   Unavailable Contract Features. The same cover page sentence also says there may be "certain Contract features" that are not available in every state or through every broker. Registrant usually includes this kind of cover page disclosure on contracts offering optional features (like a GMWB rider) for an additional charge. Here, the language cannot refer to the GMWB rider because it is a mandatory feature included in the product's charge structure and cannot be removed until the 5th contract anniversary. Since this product does not offer a variety of other rider options, what feature(s) does this availability language refer to? Either identify the specific contract feature(s) and their corresponding state and broker availability limitations or delete the reference.

2. *Glossary (pp. 4-5).* Please add glossary definitions for the following terms or define them the first time they appear in the prospectus at the pages indicated: "Average Quarterly Withdrawal Benefit Base" (table, p. 6); "Withdrawal Benefit Base" (FN 4, p. 7); "Home Office" (p. 8); "Valuation Day(s)" (p. 10); and "Exchange Credit" (p. 12).

3. *Portfolio Expenses (p. 7).* The last sentence in "fund of funds" footnote may confuse readers because "acquired fund fees and expenses" is a term of art. Consider substituting a plain English explanation like, "these are the fees and expenses of the funds that a fund of funds holds in its portfolio."

4. *Summary (pp. 8-10).*
a. Termination Requirements. Please summarize the circumstances in which Principal may terminate a contract with and without contract value. Provide the same information with respect to termination of the GMWB rider. The disclosure should provide a concise overview of the situations disclosed on pages 13, 31, 37 and 4. If excess withdrawals can cause the contract or the rider to terminate without value, state this prominently and explicitly identify the situations that do this.

b. Customer Inquiries. Please confirm that the website link in the last sentence will direct the reader to the information described. The Staff was not able to locate this information from the current URL.

c. Age Requirements. If appropriate, please substitute the word "purchase" for "own" in the 1st sentence under this heading.

d. Investment Options. This contract only offers 2 variable account investment options; please name them on page 8 and revise the cross-reference language in the bullet point accordingly.

e. Surrenders. Clarify whether you referring to net or gross values in the first 2 bullet points. Also, if the surrender provisions differ during the annuitization period, please summarize those as well.

f. Charges and Deductions. In addition to the current GMWB rider charge, please state the maximum fee as you do with the other charges in the summary. Add a bullet point covering the underlying fund expenses as well.

g. Annuity Benefit Payments. As you do on page 37, please state that the contract cannot be annuitized during the 1st year.

h. Death Benefit. Please confirm that the 1st bullet point is still accurate when the contract value is zero and the GMWB rider is operating. Alternatively, revise as appropriate.

5. *The Contract (p. 10).* Please revise the 3rd paragraph to remove any implication investors may not rely on the prospectus to describe all the material rights and features of the Contract.

6. *How to Buy the Contract (p. 10).* This contract permits maximum transfer charges that are greater than the maximum partial surrender charge. Consequently, the statement that a contract benefit is "the ability to transfer among investment options without sales or withdrawal charges" is not complete. Please delete the quoted language or substitute an alternative example that is consistent with the features of this contract.

7. *Premium Payments and Allocation (p. 11).*
a. Minimum and Maximum Premiums. Please clarify whether the "total sum of all premium payments" refers to aggregate payments under all Principal contracts the person owns or just this one. Also, provide more specific information about the Company's right to increase the minimum premium payment requirements. Are there any limitations on the maximum allowable increase? Will owners receive advance notice? Clarify as appropriate.

b. Allocating Premium Payments. Revise the final bullet point to indicate that charges may apply to transfers of existing accumulated values.

8. *Right to Examine (pp. 11-12).*
a. Length of the Free-look Period. Please clarify whether the free look provision requires the returned contract to be post-marked by the last day of the free look period or whether it must be received by the insurance company or its agent by that date. *See* Form N-4, Item 11(e). The current language is not sufficiently clear.

b. Amount Returned. Certain statements describing the value returned under the free look provision appear to be somewhat inconsistent or, at least, confusing. For example, the last sentence in the 2nd paragraph refers to "accumulated value without a surrender charge." By definition (p. 4), the accumulated value is calculated without reference to the surrender charge. Similarly, there are circumstances in which the 2nd and last sentences in the 4th paragraph could be inconsistent in states that require return of premium payments. Please reverse the placement of these two sentences so the value described in the concluding sentence will *only apply if it is greater than* the return value according to whichever prior calculation method applies in the contractowner's state.

9. *Accumulated Value (pp. 12-13).* This product offers only two variable investment options and both of them are funds of funds. Consequently, the 1st paragraph at the top of page 13 could be confusing because the term "underlying mutual fund" could refer to the 2 variable options or the funds in which they invest. The relevant paragraph begins, "[w]hen an investment owned by... ." To avoid confusion, consider ways to revise this section so the "underlying fund" references are clearer.

10. *GMWB Charge (pp. 17-18).* Since the contract cannot be purchased without the GMWB rider, please delete the statement that begins, "[i]f this rider is purchased after the beginning of a calendar quarter... " or explain the circumstances in which it could apply.

11. *Separate Account Divisions (p. 18).* Please reconcile the statement that you "must transfer 100% of your [sic] Separate Account division accumulated value from your current investment option to one other investment option which is available at the time of the transfer" with the transfer provisions on page 35.

12. *Living Benefit: GMWB Rider Restrictions/Limitations (p. 20).* The first sentence says, "the rider may not be terminated for five contract years following the *rider effective date*." (Emphasis added.) If correct, please substitute the phrase "Contract Date" for the italicized term or explain to the Staff why this would not be an appropriate term and more useful to contractowners. This same comment applies to the same language on page 31 and the 5th bullet point under "GMWB Terms" on page 21.

13. *Withdrawal Benefit Base (p. 21).* Please clarify the timing applicable to the recalculation of the withdrawal benefit based immediately following a withdrawal. Specifically, clarify how the rider is treated if the withdrawal benefit base falls to zero immediately after the contract owner takes a withdrawal under the rider. Contrast this to what happens in the same circumstances if the withdrawal is an Excess Withdrawal. Based on the language here, it would appear that in the case of the Excess Withdrawal, the rider would not terminate until the following contract anniversary (when, according to the disclosure, the calculation is computed). If this is correct, please state this directly and clarify whether there is any way a contractowner can preserve the rider by making additional purchase payments to resurrect the benefit base during the period between taking the Excess Withdrawal (which caused the benefit base to reach zero) and the Contract Anniversary date (when the benefit base is next computed). Otherwise, if correct, add prominent disclosure stating that (a) the benefit base value is computed immediately after each withdrawal; and (b) any Excess Withdrawal that brings the benefit base to zero will cause the rider to terminate immediately after the Excess Withdrawal is paid.

14. *Contracts Issued in California (pp. 24-25).* It is very challenging to figure out how the California contracts are different from other contracts, why the differences matter, and which differences have the greatest significance to contractowners. For each situation described, please spell out how the California and non- California provisions differ and what the practical implications of those differences are. Alternatively, you may add some form of graphic illustration to get this information across if the end result would be clearer and simpler (*e.g.*, a comparison chart or an example that demonstrates the bottom line differences as plainly).

15. *GMWB Bonus (p. 28).* If there is no difference between the GMWB Bonus Percentage that applies regardless of the Contract Anniversary indicated in the chart, what is the purpose of the chart? Please revise or explain.

16. *Effect of Reaching the Maximum Annuitization Date Under the Rider (p. 29).* Please name the default annuity benefit payment option that applies in lieu of timely contractowner instructions.

17. *Termination and Reinstatement of the Rider (p. 31).* What happens if any of the events in the bullet point list occur prior to the 5th contract anniversary? Will Principal terminate the rider even though Principal would not honor a contractowner's request to terminate during this period? Clarify. Likewise, in the last sentence under "GMWB Upon Divorce" (p. 33), what happens if this causes the For Life Withdrawal Benefit Base to fall to zero and would otherwise terminate the contract? If an excess withdrawal taken to satisfy a court ordered disposition of marital assets could cause the contract to terminate without value, state this explicitly and use a special font or some other method of drawing attention to the this warning language.

18. *Division Transfers: Scheduled Transfers (Dollar Cost Averaging) (p. 35).* Please clarify the last bullet point above the example on page 35. Specifically, with only two variable account investment options available and a requirement that contractowners invest 100% of their Separate Account assets in one or the other, is there a situation in which the limitation in this bullet point could ever apply? What do you mean by "simultaneous transfers" here?

19. *Automatic Portfolio Rebalancing (p. 36).* This section says, "APR is available only if you have the option to invest in more than one Separate Account division; therefore, APR is currently not available with the GMWB rider." Since the contract is not sold without the GMWB rider and contractowners cannot remove it for the first 5 contract years, rewrite the quoted language. The revised disclosure should state that this benefit is *only available after the 5ᵗʰ Contract Anniversary* and then *only when the GMWB option has been removed* from the contract.

20. *Important Information About Customer Identification Procedures (p. 44).* Please, recast the disclosure in the 2ⁿᵈ paragraph of this section to clarify the relationship to the previous paragraph and that you will not suspend the contractowners' right of redemption, or postpone the date of payment upon redemption except as permitted by Section 22(e) of the Investment Company Act of 1940.

21. *Tandy Comment.* Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

    If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,



Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products